UNITED STATES NATURAL GAS FUND, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502
(510) 522-9600

October 20, 2009

Via EDGAR

Yolanda Crittendon
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	United States Natural Gas Fund, LP Form 10-K for the year ended 12/31/2008 Filed on 3/2/2009 File No. 001-33096

Dear Ms. Crittendon:

We are providing the responses to your comments of September 29, 2009, to the United States Natural Gas Fund, LP (“USNG”), on USNG’s Form 10-K for the year ended December 31, 2008.  Each of your comments is set forth below, followed by our response.

FORM 10-K FOR THE YEAR ENDED 12/31/2008

Item 1. Business

1.
We note your disclosure in the risk factor on page 53 relating to intellectual property rights that you have a patent pending and that you are registering trademarks.  In future filings please provide the disclosure required by Item 101(c)(iv) of Regulation S-K.

Response:  At this time the patent noted on page 53 is pending and, therefore, has not been issued.  Item 101(c)(iv) of Regulation S-K requires disclosure relating to patents held by the issuer.  The patent referred to in this section is not material to the operations of USNG and, therefore, we submit that adding disclosure to future filings with the Commission would not be meaningful to investors.

With respect to trademarks that are being registered, the following disclosure will be included in USNG’s next annual report on Form 10-K:

Yolanda Crittendon
October 20, 2009

“The General Partner owns trademark registrations for UNITED STATES NATURAL GAS FUND (U.S. Reg. No. 3407494) for “fund investment services in the field of natural gas futures contracts, cash-settled options on natural gas futures contracts, forward contracts for natural gas, over-the-counter transactions based on the price of natural gas, and indices based on the foregoing,” in use since April 18, 2007, and UNG UNITED STATES NATURAL GAS FUND, LP (and Flame Design) (U.S. Reg. No. 3683574) for “fund investment services in the field of natural gas futures contracts, cash-settled options on natural gas futures contracts, forward contracts for natural gas, over-the-counter transactions based on the price of natural gas, and indices based on the foregoing,” in use since April 18, 2007.  The General Partner also has filed a trademark application to register USNG (U.S. App. Serial No. 77156040) based on an intent to use the mark for “fund investment services in the field of natural gas futures contracts, cash-settled options on natural gas futures contracts, forward contracts for natural gas, over-the-counter transactions based on the price of natural gas, and indices based on the foregoing.”  USNG relies upon these trademarks through which it markets its services and strives to build and maintain brand recognition in the market and among current and potential investors.  So long as USNG continues to use these trademarks to identify its services, without challenge from any third party, and properly maintains and renews the trademarks registration under applicable laws, rules and regulations, it will continue to have indefinite protection for these trademarks under current laws, rules and regulations.”

What is USNG?, page 1

2.
We note your disclosure under this subheading that your investment objective is to have the changes in your NAV reflect the changes in the price of futures contracts for natural gas traded on the NYMEX; however, your disclosure under the How Does USNG Operate subheading indicates that your General Partner may also invest in crude oil, heating oil, gasoline and other petroleum-based crude fuels traded on NYMEX.  Please tell us how investments in “Other Natural-Gas Related Investments” satisfies your stated objective to reflect the price of natural gas.  Provide similar clarification in your future filings.

Response:  As indicated in USNG’s prospectus, the investment objective of USNG is to have the changes in percentage terms of its units’ net asset value reflect the changes in percentage terms of the spot price of natural gas delivered at the Henry Hub, Louisiana, as measured by the changes in the price of the futures contract on natural gas traded on the NYMEX that is the near month contract to expire, except when the near month contract is within two weeks of expiration, in which case it will be measured by the futures contract that is the next month contract to expire, less USNG’s expenses.  The General Partner endeavors for its investments to track its Benchmark Futures Contract within plus/minus 10 percent.  In order to accomplish this, the General Partner may, among other things, purchase futures contracts for natural gas and other petroleum-based commodities traded on NYMEX, ICE Futures or other U.S. and foreign exchanges.  To the extent it is able to do so, the General Partner will purchase natural gas futures contracts and invest in Other Natural Gas Interests (as defined in the prospectus), but because of position limits and accountability levels imposed by the CFTC and the commodities exchanges, the General Partner maintains the flexibility to invest in futures contracts and other interests of other petroleum-based commodities, including crude oil, heating oil and gasoline.  As indicated by the chart on page 51 of the final prospectus on Form 424(b)(3), filed on August 14, 2009, there is a degree of correlation between the price movements of natural gas and other petroleum-based commodities.  However, as noted in the introductory paragraph to the chart, the degree of correlation varies among the commodities and over time.  Therefore, the General Partner expects that any investments in futures contracts and other interests of other petroleum-based commodities, if used, would not be the primary method of tracking the Registrant’s benchmark.  The risks relating to this are disclosed under the risk factor, “Changes in USNG’s NAV may not correlate with changes in the price of the Benchmark Futures Contract. If this were to occur, you may not be able to effectively use USNG as a way to hedge against natural gas-related losses or as a way to indirectly invest in natural gas.”

Yolanda Crittendon
October 20, 2009

How Does USNG Operate?, page 2

3.
We note the disclosure on page 5, which states that your portfolio composition is disclosed daily on your website.  In future filings, please disclose your portfolio composition as of the last day of the fiscal year.

Response:  As noted in USNG’s prospectus, dated August 13, 2009, USNG seeks to achieve its investment objective by investing in a mix of Natural Gas Futures Contracts and Other Natural Gas Interests such that changes in USNG’s net asset value will closely track the changes in the price of the Benchmark Futures Contract.  The number of Natural Gas Futures Contracts or Other Natural Gas Interests held by USNG on any given day will depend on creation and redemption activity by its Authorized Purchasers.  A large number of creations or redemptions will either greatly increase or decrease the amount of assets held by USNG and, therefore, greatly increase or decrease the number of Natural Gas Futures Contracts or Other Natural Gas Interests held by USNG at such time.  Historically, as the spot price of natural gas has decreased, the assets held by USNG have increased, while the assets held by USNG have historically decreased as the spot price of natural gas has increased.  As a result of the fluctuations inherent in the commodities markets, the size of USNG has fluctuated greatly since its inception.  In addition, as USNG has increased in size, it has invested in Other Natural Gas Interests in order to achieve its investment objective.  The General Partner believes, therefore, that disclosing the holdings of USNG on a particular day is a snapshot that is not meaningful to investors and may instead be misleading if, following such disclosure, the size of USNG were to change markedly or the nature of the investments held by USNG were to materially change.  For this reason, and as required by the 19b-4 filed on behalf of USNG with the Division of Trading and Markets, USNG is required to disclose on its website, on a daily basis, the Futures Contracts and Other Interests it holds.  The General Partner further notes that the SEC has recently promulgated rules encouraging issuers to include more information about their operations and performance on their website.

Yolanda Crittendon
October 20, 2009

Compensation to the General Partner and Other Compensation  … page 23

4.	Please describe to us the expenses included in the line item “Other Amounts Paid.” Provide similar clarification, as applicable, in your future filings.

Response:  USNG will include footnote disclosure indicating what comprises “Other Amounts Paid” in future filings with the Commission.

Composite Performance Data for USNG, page 24

5.	Please tell us how you calculated the rates of return and confirm that you will provide a similar explanation in your future filings to clarify the rate of return disclosure.

Response:  The rates of return included in the “Composite Performance Data” for each of the public funds managed by the General Partner are calculated in accordance with Rule 4.25 under Part 4 of the CFTC Regulations promulgated under the Commodity Exchange Act of 1936 that apply to commodity pools.  Specifically, the monthly rate of return is calculated by taking the net performance during a given month and dividing it by the beginning net asset value as of the first of the month.  USNG will include footnote disclosure to the “Composite Performance Data” tables to this effect in future filings with the Commission.

Prior Performance of the Related Public Funds, page 24

6.	Please tell us why you have included this disclosure. It is not clear why information about the General Partner’s other funds is relevant to disclosure in your annual report.

Response:  Rule 4.25 under Part 4 of the CFTC Regulations promulgated under the Commodity Exchange Act of 1936 require that commodity pools include certain performance disclosures in their disclosure documents.  In addition, the same rule requires performance information of all other pools managed by the same commodity pool operator be included in the disclosure document of the offered pool.  United States Commodity Funds LLC, the general partner of USNG, serves as a commodity pool operator of USNG as well as of USOF, US12OF, UGA and USHO, all of which are public commodity pools.  While the CFTC rules specifically refer to disclosure in the offered pool’s disclosure document, or in the case of public commodity pools, the prospectus, the General Partner believes it is important for this information to be included in each of the fund’s annual reports on Form 10-K for the following reason.  USOF, USNG and US12OF all have public floats well in excess of $75 million and have registered their offerings on Form S-3 which allows for the incorporation by reference of periodic reports filed by the issuer.  The annual report on Form 10-K also serves as a post-effective amendment to the S-3 for these issuers.  As a result, if performance disclosure of the offered pool and the other pools managed by the General Partner were not included in the Form 10-Ks, the performance information in the base prospectus would not otherwise be updated to contain more current information.

Yolanda Crittendon
October 20, 2009

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 58

7.	We note the disclosure stating the number of baskets redeemed during the fiscal year. Please tell us the number of baskets created during the year and include similar disclosure in future filings.

Response:  We will include this disclosure in future filings with the Commission.  During the year ended December 31, 2008, USNG issued 698 Creation Baskets.

Item 7. Management’s Discussion and Analysis

Tracking USNG’s Benchmark, page 63

8.
We note your disclosure on page 65 that actual return exceeded the benchmark in 2007 and 2008 and that the reason for this can be attributed to the impact of interest earned on cash and cash equivalent holding.  Please tell us whether expenses that were waived or covered by the General Partner are taken into account when determining the total return percentage.  If so, please clarify this in future filings.  If not, please include disclosure regarding these contributions and their impact on your total return in future filings and quantify their impact, if material.

Response:  USNG confirms that the statement that total return exceeded the benchmark reflects interest earned on USNG’s interests in cash and Treasuries.  USNG will include disclosure in future filings with the Commission clarifying this point.  The General Partner did not waive or cover any of USNG’s expenses during the year ended December 31, 2008.

Financial Statements and Notes

General

9.
We note that you present and your accountant has opined on the statements of operations, changes in partners’ capital and cash flows for the period April 18, 2007 (commencement of operations) through December 31, 2007 and the period from September 11, 2006 (inception) through December 31, 2006.  It is unclear of why the period January 1, 2007 through April 17, 2007 was neither opined upon nor presented.  Please tell us your basis in GAAP to support this presentation.

Response:  USNG was organized as a limited partnership under the laws of the state of Delaware on September 11, 2006. At that time the General Partner and the initial limited partner contributed a total of $1,000 as capital. From September 11, 2006 to December 31, 2006, there was no activity as represented by zeros in the statement of operations included in USNG’s audited financial statements. On April 18, 2007, USNG commenced operations by issuing an initial creation basket to the initial Authorized Purchaser in USNG’s offering of units. There was no activity from January 1, 2007 to April 17, 2007. The entire period from September 11, 2006 (inception) through December 31, 2007, including the period from January 1, 2007 through April 17, 2007, however, was audited by Spicer Jeffries LLP (“Spicer”), USNG’s independent registered public accounting firm. The financial statements are labeled “For the period from April 18, 2007 (commencement of operations) to December 31, 2007,” so as to inform the reader  that the financial statements contain approximately eight months of operations reflected in the statement of operations, cash flows and financial highlights included in the notes to the financial statements.  For comparability purposes, this heading is used to inform the reader why certain ratios in the financial highlights are annualized in one year and not in others on a going forward basis. In future filings with the Commission, the audited financial statements for USNG will clearly disclose that all periods since inception were audited by Spicer.

Yolanda Crittendon
October 20, 2009

Note 4 – Contracts and Agreements, page 89

10.	Please tell us and consider expanding future disclosures to quantify the respective fees borne by the general partner on your behalf.

Response:  As disclosed in its prospectus, pursuant to the Amended and Restated Limited Partnership Agreement, as amended from time to time, of USNG, USNG is required to pay expenses relating to brokerage fees; its allocable portion of licensing fees and fees paid to the General Partner’s independent directors; registration fees, legal, accounting and printing expenses for follow-on public offerings; and fees relating to tax accounting and reporting requirements as a limited partnership.  The General Partner, on the other hand, is responsible for paying fees to the Marketing Agent; all offering expenses related to the initial public offering of units; and certain initial implementation fees and base services fees relating to the tax accounting and reporting requirements of the funds.  This arrangement is discussed in Note 3 to USNG’s financial statements included in its annual report on Form 10-K.

The management fees, brokerage commissions and other fees paid by USNG during 2008 are separately quantified in USNG’s annual report on Form 10-K under the heading “Expenses Paid by USNG through December 31, 2008 in dollar terms.”  Aside from the expenses relating to the initial offering of units, the only payments made for the year ended December 31, 2008 on behalf of USNG related to the fees paid to the Marketing Agent, to the Custodian and the fees paid in connection with certain initial implementation service fees and base service fees.  The formulas that determine the payments to the Marketing Agent and the Custodian and the estimated payments in connection with certain initial implementation service fees and base service fees are currently disclosed in Notes 3 and 4 to USNG’s financial statements contained in its annual report on Form 10-K.  Since these are obligations of the General Partner, and not of USNG, USNG/ does not believe these items need to be further quantified in USNG’s financial statements.  USNG further notes that the General Partner’s financial statements are filed with the SEC every six months on Form 8-K and that the General Partner’s financial statements quantify the fees it pays on behalf of USNG and the other public funds it manages.

Yolanda Crittendon
October 20, 2009

Item 11. Executive Compensation

Director Compensation, page 97

11.
Please add appropriate narrative disclosure to explain the variance in the fees paid to your directors.  Refer to Item 402(k)(3) of Regulation S-K.  Provide this information in your response and confirm that you will include such disclosure in your future filings.

Response:  Messrs. Gordon, Ellis and Fobes are the independent directors and the members of the audit committee of the General Partner and are compensated for acting in such capacity.  Mr. Fobes, as the chairman of the audit committee, has additional responsibilities and, therefore, receives additional compensation.

USNG will include the following disclosure in future filings with the Commission as a footnote to the Directors’ Compensation table:

“Mr. Fobes serves as chairman of the audit committee of the General Partner and receives additional compensation in recognition of the additional responsibilities he has undertaken in this role.”

Exhibits

12.
We note that you have incorporated by reference the forms of various agreements rather than executed agreements.  Please tell us why you have not filed executed copies of these agreements.  Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Response:  USNG will file the executed versions of its agreements, including the Marketing Agent Agreement, the Custodian Agreement and the Administrative Agency Agreement in future filings with the Commission. With respect to its Authorized Purchaser Agreement, USNG has entered into authorized purchaser agreements with multiple counterparties, each of which individually does not differ materially from the “Form of” agreement filed on December 22, 2006, in connection with its initial offering of units.  In addition, no individual authorized purchaser agreement is considered to be material to the operations of USNG.

*                      *                       *

In connection with the submission of our responses, the United States Commodity Funds LLC in its capacity as the general partner of the United States Natural Gas Fund, LP hereby acknowledges that:

Yolanda Crittendon
October 20, 2009

•	USNG is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	USNG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find these responses satisfactory.  If you have questions or further comments, please call the undersigned at 510.522.9600.

UNITED STATES NATURAL GAS FUND, LP

By: United States Commodity Funds LLC, its general partner

By:	/s/ Howard Mah
Name: Howard Mah
Title: Chief Financial Officer

cc:	James M. Cain, Esq. W. Thomas Conner, Esq.